FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 09 November 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Share Option Plan - Ordinary Shares
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		4,104,101
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		543,609
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,559,772

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Share Option Plan - ADS
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		8,795,814
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		611,414
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,185,120

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		Glaxo Wellcome UK Share Option Scheme
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		5,119,750
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,119,750

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		Glaxo Wellcome International Share Option Scheme
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		13,267,156
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,267,156

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		Glaxo Wellcome 1999 Share Option Plan
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		1,040,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,040,000

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		163,606
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		163,606

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		275,420
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		275,420

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		100,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		100,000

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		1,635,325
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		93,255
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,542,070

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 09 November 2017

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc 2009 Deferred Annual Bonus Plan
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		200,071
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		989
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		199,082

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 09, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc